Name of the Registrant: Alphabet Inc.

Name & Address of Person Relying on Exemption: Laura Campos, Director, Corporate & Political Accountability, Nathan Cummings Foundation, 120 Wall Street, 26th Floor, New York, NY 10005

The Nathan Cummings Foundation is not required to file pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934 but is doing so voluntarily.

April 29, 2022

Dear Alphabet Inc. Shareholders:

The Nathan Cummings Foundation urges you to vote FOR Proposal 9 on the company’s 2022 Proxy.

The shareholder proposal requests the Board commission a third-party, independent racial equity audit analyzing Alphabet’s adverse impacts on Black, Indigenous, and People of Color (BIPOC) communities, and publish a report on the results on the company’s website.

Alphabet is one of the most valuable companies in the world, with enormous power to shape what we see, read, think, and buy. Persistent reporting has identified numerous areas where Alphabet’s products, technologies, and policies may be enabling or directly fomenting racial inequity. The impacts are deeply harmful to BIPOC communities, and Alphabet’s size makes these harms particularly acute. They also threaten the company’s brand. Alphabet has stated its support for racial equity, in line with its motto “Do the right thing.” Allowing racial discrimination and inequities to flourish seriously damages the company’s reputation, exposes it to legal and financial risks, and is simply the wrong thing to do.

Alphabet opposes a racial equity audit, claiming that its practices already ensure the company’s commitment to racial equity is reflected in its goals and actions, but concerns are ongoing. Earlier this year, a lawsuit seeking class-action status alleged systemic racial bias in Google’s employment practices.1 The fundamental disconnect between Alphabet’s perception of its own impacts and the perception of impacted communities only reinforces the need for a third-party independent audit to assess and clarify the actual state of racial equity at the company.

1.	Evidence suggests that Alphabet’s products and technologies enable systemic racial injustice.

Strong and consistent evidence suggests that Alphabet’s products have been used as powerful tools to amplify bigotry.

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1 https://www.reuters.com/article/alphabet-google-bias-lawsuit-idCNL2N2VL21B

YouTube has been routinely implicated in conservative radicalization, exposing young people to white supremacist ideology and anti-Muslim propaganda by virtue not just of hosting such content on the platform, but by actively promoting it to users.2 It’s also been successfully weaponized to undermine Black Lives Matter, and to promote white nationalist viewpoints.3

Research shows that Google’s facial recognition technology is susceptible to a range of racial, ethnic, and gender biases, often failing to recognize darker-skinned faces as faces at all.4

Bias in artificial intelligence (AI) has serious health and free speech implications. An AI tool developed by Alphabet to detect hate speech was up to twice as likely to identify tweets as offensive when they were written with African American Vernacular English.5 Dermatologists warned that Google’s dermatology app could disproportionately misdiagnose people with dark skin.6 Google’s Vision AI labeled a thermometer a “gun” when held by a person of color but labeled a similar image an “electronic device” when held by a white person.7

Reporting also suggests that Google is supplying surveillance technology to law enforcement agencies, including Customs and Border Patrol, for the surveillance of border communities.8 Google is therefore implicated in privacy invasions and a brutal system of border enforcement.

2.	Alphabet’s policies foment racial inequities within its products and the workplace.

While Google has committed to increasing the representation of underrepresented demographic groups at senior levels by 30 percent and doubling the number of Black+ employees by 2025,9 the company admitted just last year that only “a few of the programs and practices we’ve implemented have shown promising results.”10

The Alphabet Workers Union has pointed out that Google’s two-tiered employment system is designed to exploit temporary vendors and contractors11 – many of whom are people of color. A recent lawsuit also accuses Google of systemic bias against Black employees, specifically steering them to lower-level jobs with fewer benefits and opportunities.12 Such practices can have a significant impact on diverse recruiting and retention initiatives, causing Alphabet to lose out on talent and valuable perspectives.

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2 https://acrecampaigns.org/wp-content/uploads/2020/04/FanningtheFlames-Oct2019.pdf

3 https://www.nytimes.com/2020/06/19/technology/facebook-youtube-twitter-black-lives-matter.html

4 https://venturebeat.com/2021/09/03/bias-persists-in-face-detection-systems-from-amazon-microsoft-and- google/

5 https://www.newscientist.com/article/2213064-googles-hate-speech-detecting-ai-appears-to-be-racially- biased/#ixzz771qKjsPa%5D

6 https://www.vice.com/en/article/m7evmy/googles-new-dermatology-app-wasnt-designed-for-people-with- darker-skin

7 https://algorithmwatch.org/en/google-vision-racism/

8 https://theintercept.com/2020/10/21/google-cbp-border-contract-anduril/

9 https://blog.google/inside-google/company-announcements/progress-racial-equity-commitments/

10 https://static.googleusercontent.com/media/diversity.google/en//annual-report/static/pdfs/google_2021 _diversity_annual_report.pdf?cachebust=2e13d07

11 https://alphabetworkersunion.org/press/releases/pay-parity/

12 https://www.reuters.com/article/alphabet-google-bias-lawsuit-idCNL2N2VL21B

Alphabet also appears to have engaged in retaliatory action, most notably by firing Dr. Timnit Gebru, co-lead of Google’s AI Ethics team, after she warned the company about the racially discriminatory risks of its reliance on flawed large language models.13 These actions suggest that Alphabet prefers to silence concerns about its impacts on communities of color rather than take concrete steps to understand and address them. Alphabet cannot possibly maintain its status as a global leader and innovator if it prioritizes silencing critique over improving its products.

3.	Alphabet’s unwillingness to support external accountability undercuts its statements in support of racial justice and human rights commitments.

In 2020, Google CEO Sundar Pichai stated that “Strengthening our commitment to racial equity and inclusion will help Google build more helpful products for our users and the world.”14 But while Alphabet has continued to make various supportive noises about Black Lives Matter and racial justice, its staunch opposition to pursuing an independent racial equity audit undermines its commitment both in perception and in fact.

Several of Alphabet’s peers have conducted third-party racial equity audits and reported them to be extremely helpful.15 Yet Alphabet has opposed not only this resolution, but also years of advocacy from racial justice groups such as Color of Change.16

Robust human rights due diligence means that a company can identify, prevent, or mitigate harmful impacts. In the case of emerging digital technologies, “identifying and addressing direct and indirect forms of discrimination requires the collection of data (in compliance with human rights standards).”17 An examination of Alphabet’s adverse impacts on BIPOC communities is essential to the company’s stated commitment to conduct human rights due diligence.18

Instead, Alphabet’s very public resistance casts doubt on its commitment to racial equity – and it should because the nature of systemic injustice is that it is often the default. Without actively pursuing a thorough and independent analysis of Alphabet’s impacts on communities of color and other protected classes, it is virtually impossible for the company to live up to its commitments.

4.	Alphabet’s inaction risks exposing the company to legal, financial, and reputational risk.

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13 https://www.washingtonpost.com/technology/2020/12/23/google-timnit-gebru-ai-ethics/

14 https://blog.google/inside-google/company-announcements/commitments-racial-equity/

15 http://civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

16 https://beyondthestatement.com/tech-framework/

17 Id., para. 49.

18 https://about.google/human-rights/

Alphabet’s repeated and public failures to address the serious racial equity harms posed by its products and policies continue to earn the company negative public scrutiny. Google has been called before Congress to testify regarding its role in “promoting extremism and misinformation,”19 and members of the House and Senate have sent letters demanding answers from the company regarding algorithmic bias20 and its resistance to conducting a racial equity audit.21 This attention feeds what Reuters has dubbed “an onslaught of regulatory scrutiny of Google over its practices.”22

Alphabet has also faced advertising boycotts from major corporations over racial discrimination concerns, resulting in lost revenue.23

To “do the right thing,” Alphabet must engage in an independent and public racial equity audit to assess the impacts of its products and policies on communities of color. Accountability is vital to address widespread harms, as well as the risks they pose to both Alphabet and its investors.

For these reasons, we urge Alphabet shareholders to vote FOR Proposal 9, requesting the Board commission a third-party independent racial equity audit.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. The Nathan Cummings Foundation is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 9 following the instructions provided on management’s proxy mailing.

The views expressed are those of the authors and the Nathan Cummings Foundation as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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19 https://energycommerce.house.gov/committee-activity/hearings/hearing-on-disinformation-nation-social- medias- role-in-promoting

20 https://www.technologyreview.com/2020/12/17/1014994/congress-wants-answers-from-google-about- timnit-gebrus-firing/

21 https://www.booker.senate.gov/imo/media/doc/booker_colleagues_urge_major_tech_conglomerate_ alphabet_inc.toconductracialequityauditontheirproducts.pdf?utm_campaign=wp_the_technology_202&utm_medium=email&utm_source=newsletter&wpisrc=nl_technology202

22 https://www.reuters.com/world/us/us-states-file-updated-antitrust-complaint-against-alphabets-google- 2021-11-13/

23 https://www.chiefmarketer.com/pepsico-walmart-starbucks-join-youtube-advertising-boycott/